August 9, 2005

Anton J. Drescher
Secretary
USA Video Interactive Corp.
83 Halls Road
Old Lyme, Connecticut 06371

>   **Re: USA Video Interactive Corp.**
>   **Preliminary Proxy Materials on Schedule 14A**
>   **File No. 0-29651**
>   **Filed July 29, 2005**

Dear Mr. Drescher:

We conducted a limited review of your filing.   We have the following comments:

1.   We note that the shareholders are being asked to approve management contracts with the president and with a company wholly-owned by the corporate secretary. Please expand your disclosure to provide the material terms of these agreements. In addition, please include the management agreements as part of your preliminary proxy materials.

2.   Please revise to include a proxy card with your preliminary proxy materials.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please direct any questions to Jennifer Gowetski at (202) 551-3401, or the undersigned at (202) 551-3780.

Sincerely,

Owen Pinkerton
Senior Counsel